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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            -------------------------

                               AMENDMENT NO. 2 TO
                                   SCHEDULE TO
                                 (RULE 14d-100)
         TENDER OFFER STATEMENT PURSUANT TO SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                            THE FORTRESS GROUP, INC.
                       (Name of Subject Company (Issuer))

                           FG ACQUISITION CORPORATION
                                       and
                               LENNAR CORPORATION
                                   (Offerors)

                          COMMON STOCK, $0.01 PAR VALUE
                         (Title of Class of Securities)

                                    34956K207
                      (CUSIP Number of class of securities)


        BRUCE GROSS                                    WITH COPIES TO:
 FG ACQUISITION CORPORATION                        DAVID W. BERNSTEIN, ESQ.
   C/O LENNAR CORPORATION                     CLIFFORD CHANCE ROGERS & WELLS LLP
   700 N.W. 107TH AVENUE                               200 PARK AVENUE
    MIAMI, FLORIDA 33172                        NEW YORK, NEW YORK 10166-0153
       (305) 559-4000                                   (212) 878-8000
    (Name, Address and Telephone No. of Person Authorized to Receive Notices
                and Communications on Behalf of Filing Persons)

                            CALCULATION OF FILING FEE

TRANSACTION VALUATION(1)                          AMOUNT OF FILING FEE(2)
$8,988,223                                        $826.92

(1) Based upon the tender offer price of $3.68 cash per share and 2,442,452 shares of common stock outstanding and not already owned by the Offeror immediately prior to the expiration of the tender offer.

(2)   Previously paid.

      [ ] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the offsetting fee with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form of Schedule and the date of its filing.

Amount Previously Paid:                        Filing Parties:
                       -----------------------                ------------------
Form or Registration No.:                      Date Filed:
                         ---------------------            ----------------------

      [ ] Check the box if the filing relates solely to preliminary communications made before commencement of a tender offer.

            Check the appropriate boxes below to designate any transactions to which the statement relates:

            [X]   third-party tender offer subject to Rule 14d-1.

            [ ]   issuer tender offer subject to Rule 13e-4.

            [ ]   going-private transaction subject to Rule 13e-3.

            [ ]   amendment to Schedule 13D under Rule 13d-2.

            Check the following box if the filing is a final amendment reporting the results of the tender offer:[ ]

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                         AMENDMENT NO. 2 TO SCHEDULE TO

      FG Acquisition Corporation, a Delaware corporation, and Lennar Corporation, a Delaware corporation (the "Offerors"), hereby amend and supplement the Tender Offer Statement on Schedule TO, originally filed with the Securities and Exchange Commission (the "Commission") on June 21, 2002 (the "Schedule TO"). The Schedule TO relates to the offer by the Offerors to purchase all of the outstanding common shares, $0.01 par value per share ("Shares"), of The Fortress Group, Inc., a Delaware corporation (the "Company"), that are not already owned by FG Acquisition Corporation for $3.68 per Share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated June 20, 2002, a copy of which is Exhibit (a)(1) to the Schedule TO, and in the related Letter of Transmittal, a copy of which is Exhibit (a)(2) to the Schedule TO.

SCHEDULE TO

      The Schedule TO is supplemented and/or amended as provided below.

Item 1. Summary Term Sheet.

      Item 1 of the Schedule TO is supplemented to add the following at the end of the information provided in answer to the question "Is the offer taking place as the result of a negotiated agreement?":

The Purchaser and Lennar know of no circumstances under which the Purchaser would terminate the tender offer because a condition was not fulfilled, but would nonetheless elect to be merged into the Company. However, the Purchaser retained the right to terminate the tender offer but nonetheless complete the merger so that, even if some unexpected event prevented or substantially delayed the purchase of the shares which are tendered in response to the tender offer, Lennar could complete its acquisition of all the stock of the Company.

Item 3. Identity and Background of Filing Person.

      Paragraph (a) of Item 3 of the Schedule TO is amended to state the following:

      (a)____The names of the filing persons are FG Acquisition Corporation (the "Purchaser") and Lennar Corporation ("Lennar"). The Purchaser is a Delaware corporation which was organized by Lennar in order to make the Offer. Lennar is one of the nation's largest homebuilders. The Purchaser is wholly-owned by Lennar. The principal executive offices of the Purchaser and Lennar are located at 700 N.W. 107th Avenue, Miami, Florida 33172. The principal telephone number at that address is (305) 559-4000.

Item 4. Terms of the Transaction.


      Paragraph (a) of Item 4 of the Schedule TO is amended to state the following:

      (a) The information set forth in the Offer to Purchase in the Introduction, Section 1 ("Terms of the Offer"), Section 3 ("Procedures for Tendering Shares"), Section 4 ("Withdrawal Rights"), Section 5 ("Conditions to the Offer"), Section 6 ("Certain Federal Income Tax Consequences") and Section 14 ("Certain Effects of the Transaction") is incorporated by reference.

      If any of the conditions described in Section 5 of the Offer to Purchase is not satisfied or waived, the Purchaser will not be required to purchase Shares that are tendered in response to the Offer. The determination whether the conditions to the Offer have been satisfied, and if not, whether the Purchaser


                                       1
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will waive any conditions which have not been satisfied, will be based upon the facts as they exist at or before the time the tender offer expires.

Item 12. Exhibits.

      Item 12 of the Schedule TO is amended to file a corrected Exhibit (a)(7).

EXHIBIT NO.                        DESCRIPTION
-----------                        -----------
(a)(7)                 Summary Advertisement (as published)


                                       2
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                                    SIGNATURE

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        Dated:  July 2, 2002



                                        FG ACQUISITION CORPORATION


                                        By:  /s/ David B. McCain
                                           -------------------------------------
                                             Name:  David McCain
                                             Title: Secretary

                                        LENNAR CORPORATION


                                        By:  /s/ David B. McCain
                                           -------------------------------------
                                             Name:  David McCain
                                             Title: Vice President


                                       3
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                                  Exhibit Index


(a)(7) Summary Advertisement (as published)